21002355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
MAR 02 2021
Washington DC
406

SEC FILE NUMBER
8-41868

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33305 Grand River Avenue
(No. and Street)

Farmington (City) MI (State) 48336 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael P. McEvilly (248) 489-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Goldberg, C.P.A.s, P.C.
(Name – *if individual, state last, first, middle name*)

31150 Northwestern Hwy., Suite 200 (Address) Farmington Hills (City) Michigan (State) 48334 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael P. McEvilly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP Investment Services, LLC, as of February 26, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public 2/26/21

ALEX S. PAUL
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Commission Expires Sept. 30, 2021
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oakland

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of GLP Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GLP Investment Services, LLC (the "Company"), as of December 31, 2020, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (SEC) and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

We have served as the Company's auditor since 2020.

Farmington Hills, Michigan
February 26, 2021

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	141,484
Commissions receivable		230,581
Advance - member		10,000
Advance - employee		10,300
Prepaid licenses		27,787
NASD membership		45,380
Office equipment, at cost, less accumulated depreciation of $16,412		-
Total assets	$	465,532

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to commissioned agents	$	154,492
Accounts payable - trade		27,500
Accrued Simple IRA plan		19,054
Total Liabilities		201,046
Total Members' Capital		264,486
Total Liabilities and Members' Capital	$	465,532

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF INCOME
For the year ended December 31, 2020

Revenues:		
Commission income	$	4,752,870
Total Revenues		4,752,870
Expenses:		
Commissions paid to agents	$	3,185,120
Employee compensation and benefits		794,666
Rent		9,252
Professional fees		56,288
Licenses		49,023
Printing and reproduction		546
Other expenses		214,235
Total Expenses		4,309,130
Net Income	$	443,740

The accompanying notes are an integral part of these financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2020

Balance, January 1, 2020	$	270,746
Net income		443,740
Member distributions		(450,000)
Balance, December 31, 2020	$	264,486

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

STATEMENTS OF CASH FLOWS
For the year ended December 31, 2020

Cash Flows From Operating Activities:		
Net Income	$	443,740
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in :		
Commissions receivable		(58,738)
Prepaid licenses		(5,713)
Increase in :		
Payables to commissioned agents		31,251
Accounts payable - trade		18,950
Accrued Simple IRA Plan		1,282
Net cash provided by operating activities		430,772
Cash flows from financing activities:		
Distributions to members		(450,000)
Net decrease in cash		(19,228)
Cash, beginning of year		160,712
Cash, end of year	$	141,484

Note 1 - Nature of Business

GLP investment Services, LLC (the "Company) in a Michigan limited liability company that is registered with the Securities and Exchange Commission ("SEC") to conduct business as a broker-dealer of mutual funds and/or variable annuities only. The company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The company is also a licensed member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Commission income and expense are recorded based on the settlement date of the underlying security transaction. There was no material difference between trade and settlement date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables from are stated at the amount management expects to collect from the outstanding balances. The Company does not require collateral or any other security to support the amounts due. Management believes that all commissions receivable as of December 31, 2020 are fully collectible. Accordingly, no reserve for bad debt exists as of December 31, 2020.

NASD Membership

The NASD membership is deemed to have an indefinite useful life and recorded at cost. The company determined that the carrying amount of its NASD membership did not exceed its fair market value and that no impairment has occurred in 2020.

Office Equipment

Office equipment is recorded at cost. Depreciation is computed using the straight-line method over the useful live of the office equipment of five years. Depreciation expense for the year was $0. Management annually reviews office equipment to determine whether its carrying value has been impaired and no impairment was recorded in 2020.

Note 1 - Nature of Business (continued)

Commission Income

Commission income on client trades is recorded on a settlement date basis. Commission rates earned on client trades are at maximum of 5% of the value of the securities purchased.

Mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreement.

Franklin Templeton and American Funds account for approximately 54% of our commission Income.

Income Taxes

The Company is a limited liability company and its members are taxed on their proportionate share of Company's taxable income. Therefore, no provision or liability for federal income taxes have been included in the financial statements. It is expected the Company will declare distributions to the members in an amount sufficient to pay the income taxes assessed at the member level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three years after being filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates relate to the collectability of account receivable and estimate of future cash flows used to evaluate whether conditions are present that would require asset impairment charges to be recognized. Actual results could differ from those estimates.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 1.57 to 1. The Company had net capital at that date of $128,047, which exceeds the required net capital of $13,403 by $114,644.

Note 3 – Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU" or "Update") No. 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASU 2014-09"). This ASU clarifies the principles for recognizing revenue and applies to organizations that enter into contracts, either written or implied, with customers for the transfer of good and services in exchange for consideration. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company has elected to adopt the standard as of January 1, 2017, using the modified retrospective method. Under this approach, no restatement was required.

As part of the adoption, the Company performed an assessment of the impact of the new revenue recognition standard has on the financial statements. The Company analyzed its revenue streams using the five-step model detailed in the standard to determine the recognition methodology for each revenue stream. Based on that analysis, the Company determined that no change was necessary for its revenue streams.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842). The new standard requires organizations that have leased assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities that represent the rights and obligations created by those leases, respectively. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new ASU requires both types of leases to be recognized on the balance sheet. The FASB has subsequently issued further ASU's related to the standard providing additional practical expedients and an optional transition method allowing entities to not recast comparative periods. The amendments in ASU No. 2016-02 are now effective.

The Company adopted the standard on January 1, 2020 using the optional transition adjustment method. As part of the adoption of ASC 842, the Company performed an assessment of the impact of the new lease recognition standard has on the financial statements. The Company shares office space and support with companies related through common ownership (see Note 4). The lease for the shared space will expire in 2021 and it is not expected to be renewed. The Company does not have any other leasing arrangements. The adoption of the new lease recognition standard did not have any impact on Company's assets, liabilities, equity, revenues, expenses and disclosures.

Note 4 – Related-Party Transactions

Companies related through common ownership and management share office space and office equipment. Pursuant to an agreement with the related companies, GLP Investments Services, LLC pays for support services and for its allocated use of the office space and equipment. Rent expense for the year ended December 31, 2020 was $9,252.

Note 5 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially are subject the Company to concentrations of credit risk, consist principally of cash and commissions receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, commissions receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Note 6 – Simple IRA Plan

The Company has established a Simple IRA plan for the benefit of its employees. Employees are allowed elective deferrals limited to $13,000 (additional $3,000 if age 50 or older as of the end of the year). The employer is required to match elective deferrals dollar for dollar up to 1% of wages in any two of five years (3% in other years). The Company matching contribution for the year ending December 31, 2020 is approximately $19,113. The amount accrued at December 31, 2020 is $19,054.

Note 7 – Revenue Recognition

In May 2014, FASB issued ASU 2014-09 to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2017 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Revenue from contracts with customers includes commission income and fees from advisors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income

Commission income represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products or over time as earned from managing clients' portfolios. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Note 7 – Revenue Recognition (continued)

Commission Income (continued)

The following table presents out total commission income disaggregated by investment product category:

Twelve Months Ended		December 31, 2020
Mutual funds	$	3,916,294
Insurance-based products		836,576
Total commission income	$	4,752,870

The Company generates two types of commission income: sales-based commission that is recognized at the point of sale on the trade date and trailing commission that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission income disaggregated by product category:

		Twelve Months Ended December 31, 2020
Sales-based:		
Mutual Funds	$	1,818,038
Insurance-based products		836,576
Total sales-based income		2,654,614
Trailing:		
Mutual Funds		2,098,256
Total trailing income		2,098,256
Total commission income	$	4,752,870

Note 8 - Subsequent Events

The Company has evaluated subsequent event through February 26, 2021, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2020

SCHEDULE 1

Aggregate indebtedness		$ 201,046
Members' capital		264,486
Deductions:		
12b-1 fees receivable	42,972	
NASD membership	45,380	
Advances	20,300	
Prepaid licenses	27,787	
Total deductions		136,439
Net capital		128,047
Minimum required net capital		13,403
Capital in excess of minimum requirement		114,644
Ratio of aggregate indebtedness of net capital		1.57 to 1

Reconciliation with Company's Computation (include in Part IIA of Form X-17A-5 as of December 31, 2020)

Net capital, as reported on Company's Part II Amended (unaudited) FOCUS report	$ 128,049
Net capital, as reported on Schedule 1	$ 128,047

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

GLP investment services, LLC is exempt from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission because of the exemptions provided under Rule 15 c3-3(k)(i), as a broker-dealer, "doing Limited business (mutual funds and/or variable annuities only)."

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of GLP Investment Services, LLC

We have reviewed management's statements, included in the accompanying GLP Investment Services, LLC's Exemption Report, in which (1) GLP Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisons) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Freedman & Goldberg

Freedman & Goldberg, C.P.A.s, P.C.

Farmington Hills, Michigan
February 26, 2021

GLP Investment Services, LLC's Exemption Report

GLP Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from the provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

GLP Investment Services, LLC

I, Michael McEvilly, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By:

Title: Managing Member

February 26, 2021

GLP INVESTMENT SERVICES, LLC
(a Michigan limited liability company)

TABLE OF CONTENTS
December 31, 2020

Form X-17A-5, Part III, Facing Page	1
Affirmation of Officer	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Members' Capital	6
Statement of Cash Flows	7
Notes to the Financial Statements:	8-12
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I)	13
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Report of Independent Registered Public Accounting Firm	15
Exemption Report	16